Filed Pursuant to Rule 433

Registration No. 333-205139-02

November 29, 2016

Pricing Term Sheet

Issuer:	Ameren Illinois Company

Expected Ratings (Moody’s/S&P)*:	A1/A

Trade Date:	November 29, 2016

Settlement Date:	December 6, 2016 (T+5)**

Issue:	4.15% Senior Secured Notes due 2046

Security:	The Senior Secured Notes will be secured by a series of the Issuer’s first mortgage bonds until the release date.

Principal Amount:	$240,000,000, which will be part of the same series of Senior Secured Notes issued on December 14, 2015 in the aggregate principal amount of $250,000,000

Coupon (Interest Rate):	4.15% per annum

Maturity:	March 15, 2046

Benchmark Treasury:	2.250% due August 15, 2046

Benchmark Treasury Price:	85-17

Benchmark Treasury Yield:	2.988%

Spread to Treasury:	+100 basis points

Re-offer Yield:	3.988%

Offering Price (Issue Price):	102.753% (plus accrued interest from and including September 15, 2016 to and excluding the Settlement Date (such accrued interest totaling $2,241,000))

Interest Payment Dates:	March 15 and September 15, commencing March 15, 2017

Optional Redemption:

Prior to September 15, 2045, at any time at the greater of (1) 100% of the principal amount or (2) the sum of the present values of the remaining scheduled payments of principal and interest that would be payable on any Senior Secured Notes to be redeemed if such Senior Secured Notes matured on September 15, 2045 discounted at the Adjusted Treasury Rate plus 20 basis points, in each case plus accrued and unpaid interest, and on or after September 15, 2045, at any time at 100% of the principal amount plus accrued and unpaid interest.

Qualified Reopening:	This offering of Senior Secured Notes is expected to qualify as a “qualified reopening” under U.S. Treasury regulations of the 4.15% Senior Secured Notes due 2046 issued on December 14, 2015

CUSIP / ISIN:	02361DAQ3 / US02361DAQ34

Joint Bookrunners:	Merrill Lynch, Pierce, Fenner & Smith Incorporated
Mizuho Securities USA Inc.
Morgan Stanley & Co. LLC
SunTrust Robinson Humphrey, Inc.
TD Securities (USA) LLC

Co-Managers:	Goldman, Sachs & Co.
KeyBanc Capital Markets Inc.
SMBC Nikko Securities America, Inc.
Drexel Hamilton, LLC
The Williams Capital Group, L.P.

The terms “release date” and “Adjusted Treasury Rate” have the meanings ascribed to those terms in the Issuer’s Preliminary Prospectus Supplement, dated November 29, 2016.

* A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating.  The rating is subject to revision or withdrawal at any time by the assigning rating organization.

**  The Issuer expects to deliver the Senior Secured Notes against payment for the Senior Secured Notes on or about the Settlement Date specified above, which will be the fifth business day following the date hereof.  Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise.  Accordingly, purchasers who wish to trade Senior Secured Notes on the date hereof or the next succeeding business day will be required, by virtue of the fact that the Senior Secured Notes are expected to initially settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov.  Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322, Mizuho Securities USA Inc. toll-free at 1-866-271-7403, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649, SunTrust Robinson Humphrey, Inc. toll-free at 1-800-685-4786 or TD Securities (USA) LLC toll-free at 1-855-495-9846.